UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 5 October 2007
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Sasol’s repurchase programme reaches 3% mark

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
JSE Code: SOL
NYSE Code: SSL
("Sasol" or “the Company”)

SASOL’S REPURCHASE PROGRAMME REACHES 3% MARK
1.          INTRODUCTION
Shareholders are advised that Sasol has through a wholly-
owned subsidiary, Sasol Investment Company (Pty) Limited
(“SIC”) purchased 3% of its own shares on the open market of the JSE Limited ("JSE"), in accordance with the general
authority granted by its shareholders at its annual general
meeting held on 23 November 2006 ("the repurchase").
2.          IMPLEMENTATION
As at 30 June 2007 14 919 592 Sasol ordinary shares in
aggregate had been repurchased, equivalent to approximately
2,4% of Sasol’s issued share capital.
The repurchase programme was suspended during Sasol’s closed period (between 30 June 2007 and 11 September 2007) but
recommenced on 12 September 2007 on a day-to-day basis as
market conditions allowed. Between 12 September 2007 and 3
October 2007 a further 4 531 897 Sasol ordinary shares were
repurchased.
A total of 19 451 489 Sasol ordinary shares, equivalent to
3,09% of the issued share capital of Sasol, had been
purchased by SIC by 3 October 2007.
Details of shares repurchased since the commencement of the
repurchase programme are as follows:-
Number of ordinary shares repurchased 19 451 489
Cost of ordinary shares repurchased R 5 060 million
Highest price paid per ordinary share
*
R 323,00
Lowest price paid per ordinary share
*
R 215,48
Average price paid per ordinary share
*
R 259,40
* - excluding costs

3.          EXTENT OF AUTHORITY OUTSTANDING
The extent of the authority outstanding is 43 488 686
ordinary shares, equivalent to 6,91% of the total issued
ordinary share capital of Sasol. This authority is valid
until the next annual general meeting scheduled for 30
November 2007.
4.         SOURCE OF FUNDS
Repurchases have been and will in future continue to be
funded from available cash resources.
5.         DIRECTORS’ STATEMENT
The Directors have considered the effect of the repurchases
and are of the opinion that:
5.1      the Company and the Group will be able in the ordinary
course of business to pay their debts for the period of
12 months after the date of this announcement;
5.2      the assets of the Company and the Group will exceed
liabilities for a period of 12 months after the date of
this announcement, measured in accordance with the
accounting policies used in the Company’s financial
statements for the financial year ended 30 June 2007;
5.3      the share capital and reserves of the Company and the
Group will be adequate for ordinary business purposes
for the period of 12 months from the date of this
announcement; and
5.4      the working capital of the Company and the Group will be
adequate for ordinary business purposes for the period
of 12 months from the date of this announcement.
The directors confirm that the repurchase programme was
effected through the order book operated by the JSE trading
system and without any prior understanding or arrangement
between the Company and the respective counterparties.
6.          ILLUSTRATIVE FINANCIAL EFFECTS OF THE REPURCHASE
The directors of Sasol are responsible for the preparation
of the unaudited pro forma financial information, which has
been included for the purposes of illustrating the effect of the repurchases on Sasol’s earnings, headline earnings, net
asset value and net tangible asset value per share on the
relevant reporting date. Due to their nature, the unaudited
pro-forma financial effects may not be a fair reflection of
Sasol’s financial position after the implementation of the
repurchases or of Sasol’s future earnings.

Before

After
2
Percentage
change (%)
Attributable earnings per share cents
2 731         2 772            1,5
Diluted earnings per share cents
2 698         2 737            1,4
Headline earnings per share cents
2 534         2 569            1,4
Fully diluted headline earnings per
share
cents

2 503         2 536            1,3
Weighted average number of shares million            624,9          605,4          (3,1)
Weighted average diluted number of
shares million
632,6        613,1            (3,1)
Net asset value per share cents 10 400      9 902            (4,8)
Net tangible asset value per share cents 10 207      9 702            (4,9)
Total issued number of shares (after
share repurchases)
million

627,7        608,3            (3,1)
Notes and Assumptions:
1)        Restated unaudited pro forma financial information
illustrating the financial position of the Sasol Group
as at 30 June 2007 and results of its operations for
the year ended 30 June 2007, before the repurchase of
any Sasol ordinary shares. The financial effects of the
2,4% Sasol ordinary shares repurchased during the
period from 7 March 2007 to 30 June 2007, which are
included in the financial position of the Sasol Group
as at 30 June 2007 and results of its operations for
the year ended 30 June 2007, are reversed in order to
illustrate the effects of the repurchase of 3,09% of
Sasol ordinary shares.
2)        The pro forma financial effects after the repurchase of
3,09% of Sasol ordinary shares are calculated on the
assumption that:
a) 3,09% of the Sasol ordinary shares were repurchased
on 1 July 2006 for purposes of calculating the income
statement effects and on 30 June 2007 for purposes of
calculating the balance sheet effects.

b) the repurchases were financed by excess cash on
hand and interest was calculated at the prevailing
interest rates for the year ended 30 June 2007.

c) Tax was calculated at a rate of 29%.

7.          STOCK EXCHANGE LISTING
The repurchased shares are held by SIC as treasury shares,
and therefore do not carry any voting rights. All the
repurchased shares are held as a long-term investment.
5 October 2007
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 October 2007
By: /s/ N L Joubert
Name:  Nereus Louis Joubert
Title:    Company Secretary